<SEC-DOCUMENT>
<SEC-HEADER>
ACCESSION NUMBER:             0001057114-98-0000002
CONFORMED SUBMISSION TYPE:    10SB12G
PUBLIC DOCUMENT COUNT:        5
FILED AS OF DATE:             March 5, 1998
SROS:                         NASD

FILER:

     COMPANY DATA:
          COMPANY CONFORMED NAME:  The Financial Group Connection, Inc.
          CENTRAL INDEX KEY:       0001057114
          STANDARD INDUSTRIAL CLASSIFICATION:  [6770]
          IRS NUMBER:                          88-0228665
          STATE OF INCORPORATION:              Nevada

     FILING VALUES:
          FORM TYPE:                           10SB12G
          SEC ACT:                             1934 Act
          SEC FILE NUMBER:
          FILM NUMBER:

     BUSINESS ADDRESS:
          STREET 1:           2533 North Carson Street
          CITY:               Carson City
          STATE:              Nevada
          ZIP:                89706
          BUSINESS PHONE:     (702) 883-8484

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------

                      THE FINANCIAL GROUP CONNECTION, INC.
                    _________________________________________
                 (Name of Small Business Issuer in its charter)


                Nevada                          88-0228665
          ____________________               _________________
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)



      2533 North Carson Street
        Carson City, Nevada                      89706
 _________________________________           ______________
(Address of principal executive offices)       (Zip code)

Issuer's telephone number: (702) 883-8484


Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                               $.001 Common Stock
                               __________________
                                (Title of Class)










                    Page One of 54 Pages
                  Exhibit Index is Located at Page 34.

                                TABLE OF CONTENTS

                                                                           Page
PART I

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . . . .4

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . . . . . . . . . . .8

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . . . 13

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . . . . . . . . . . 14

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . . . . . . 14

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . . . 16

Item 7.   Certain Relationships and
            Related Transactions . . . . . . . . . . . . . . . . . . . . . . 17

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . . . 18


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . 21

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . . . 21

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . . . 21

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . . . 21


PART F/S

          Financial Statements . . . . . . . . . . . . . . . . . . . . . . . 23


PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . . 34

Item 2.   Description of Exhibits. . . . . . . . . . . . . . . . . . . . . . 34


                                       3.

                                     PART I


Item 1.  Description of Business

          The Financial Group Connection, Inc. (the "Company") was incorporated on July 24, 198 under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose described below under "Item 2 - Plan of Operation."

          The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

          In addition, the Company is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over The Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which are subject to approval by the Securities and Exchange Commission allow only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the Bulletin Board. The rule proposal will provide for a phase-in period for those securities already quoted on the OTC Bulletin Board. It will also require brokers, before they recommend a transaction in an OTC security, to review current financial statements on the company they are recommending. Further, prior to the initial purchase of an OTC security, the changes will require that every investor receive a standard disclosure statement (prepared by the NASD) emphasizing the differences between OTC securities and other market-listed securities.

          The proposed business activities described herein may classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

          The Company's business is subject to numerous risk factors, including the following:

                                       4.
          No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

          Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

          Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

          No Agreement for Business Combination or Other Transaction - No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

                                       5.
          Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

          Conflicts of Interest - General.   Officers and directors of the
Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

          Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

          Lack of Market Research or Marketing Organization.   The  Company has
neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.


                                       6.

          Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with
the Company's operations.   Regulation.  Although the Company will be subject to
regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

          Probable Change in Control and  Management.   A business combination
involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

          Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

          Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.


                                       7.

          Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non- qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

          Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.


Item 2.   Plan of Operation

          The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

          The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."


                                       8.
General Business Plan

          The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Issuer who has complied with the 1934 Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

          The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

          The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of an Issuer who has complied with the 1934 Act. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

          The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an Issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The 1934 Act, specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 1934 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.


                                       9.

          The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

          Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee by such party will need to be paid by the prospective merger acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.


                                       10.

          The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

          It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a pros-pective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

          In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

          It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.


                                       11.
          While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

          As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

          With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

          The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.


                                       12.

          As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

          The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


Item 3.   Description of Property

          The Company has no properties and at this time has no agreements to acquire any properties.

          The Company operates from the offices of its resident agent at 2533 N. Carson Street, Carson, Nevada 89701. This space is provided to the Company on a rent free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.

                                       13.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

          (a)  Security Ownership of Certain Beneficial Owners.

          There is no beneficial ownership of the Company's voting securities by any person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company.

     The total of the Company's outstanding Common Shares are held by 34 persons.

          (b)  Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of the Company beneficially owned by all directors and officers of the Company.



                         Name and                      Amount and
                         Address of                    Nature of
                         Beneficial                    Beneficial     Percent
Title of Class           Owner                         Owner          of Class
________________________________________________________________________________

Common                   Edward W. Babic               32,500         3.25%
                         Unit 116
                         2565 E. Chapman Avenue
                         Fullerton, CA 92831

Common                   Terry Tiffany                 27,500         2.75%
                         5402 Knoxville
                         Lakewood, CA 90713

Common                   Richard D. Bean               32,500         3.25%
                         Unit C
                         3315 Broadway
                         Long Beach, CA 90804

Common                   All Officers and              92,500         9.25%
                         Directors as a Group
                         (three [3] individuals)


Item 5.   Directors, Executive Officers, Promoters and Control Persons.

          The directors and officers of the Company are as follows:

          Name                Age  Position
          _______________     ___  _____________________________

          Edward W. Babic     53   Director and President,
          Terry Tiffany       51   Director and Vice-President
                                   - Treasurer
          Richard D. Bean     42   Director and Secretary

                                       14.

          The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     Harold W. Babic
     _______________
     Mr. Babic has been an officer and director of the Company for the past 5 years. From 1987 to the present, he has been actively engaged in mergers and acquisitions, both as an independent consultant and in various executive management positions. In 1994, he formed an independent financial consulting business and also is a principal in a wholesale bakery in Orange County, California.

     Terry Tiffany
     _____________
     Ms. Tiffany has been an officer and director of the Company for the past 5 years. From 1987 to the present, Mr. Tiffany has been involved in senior management positions with various local and national mortgage companies. He is a licensed real estate broker under the laws of the State of California.

     Richard D. Bean
     _______________
     Mr. Bean has been an officer and director of the Company for the past 5 years. Mr. Bean is a licensed contractor under the laws of the State of California. From 1966 to the present, he has owned and operate his own construction and engineering firm and has been actively engaged in buying and selling real estate, for his own account, since 1993. He is presently employed by Tower Engineering in Los Angeles, California, as a construction and marketing consultant.

Conflicts of Interest

          Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

          The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.


                                       15.
          The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

          Although the Company will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combina-tions which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 under Regulation 3a-2 thereto.


Item 6.   Executive Compensation.

          None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

                                       16.
          It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

          It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

          No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


Item 7.   Certain Relationships and Related Transactions.

          There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

                                       17.
Item 8.   Description of Securities.

          The Company's authorized capital stock consists of 25,000,000 shares, par value $.001 per share. There are 1,000,000 Common Shares issued and outstanding as of the date of this filing.

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                       18.

                                     PART II

Item 1.   Market Price for Common Equity and Related Stockholder Matters.

          There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

          (a) Market Price. The Company's Common Stock is not quoted at the present time.

          The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

          The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has established criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly-traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The NASD is presently considering increasing these standards, but as of the date of this Registration Statement, no definitive action has been taken in this regard.


                                       19.
          Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

          (b)  Holders.

          There are thirty-four (34) holders of the Company's Common Stock. In 1987, the Company issued 1,000,000, as adjusted for the stock split, of its Common Shares for cash. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.


          As of the date of this registration statement, 907,500 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circum-stances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

          (C)  Dividends.

          The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

                                            20.
Item 2.   Legal Proceedings.

          There is no litigation pending or threatened by or against the Company.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

          The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.


Item 4.   Recent Sales of Unregistered Securities.

          The Company has not issued any of its securities during the three year period preceding the date of this registration statement. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

          As of the date of this report, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

          In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.


Item 5.   Indemnification of Directors and Officers.

          Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.



                                    PART F/S

Financial Statements.

          The following financial statements are attached to this report and filed as a part thereof. See page 23.

     1)   Table of Contents - Financial Statements
     2)   Report of Independent Auditor
     3)   Balance Sheet
     4)   Statement of Cash Flows
     5)   Statement of Shareholders' Equity
     6)   Notes to Financial Statements


Financial:10-SB

                          AUDITED FINANCIAL STATEMENTS



                 For the Years Ended December 31, 1996 and 1995
                    and the Period through November 30, 1997

                                TABLE OF CONTENTS
                                -----------------

                                                                       Page

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . .F-1

Financial Statements

     Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . .F-2

     Statement of Operations . . . . . . . . . . . . . . . . . . . . . .F-3

     Statement of Cash Flow. . . . . . . . . . . . . . . . . . . . . . .F-4

     Statement of Shareholders' Equity . . . . . . . . . . . . . . . . .F-6

     Notes to the Financial Statements . . . . . . . . . . . . . F-7 to F-8

/Letterhead/                 Schvaneveldt & Company
                           Certified Public Accountant
                        275 East South Temple, Suite 300
                           Salt Lake City, Utah 84111
                              (801) 521-2392 Phone

Darrell T. Schvaneveldt, C.P.A.


                           Independent Auditors Report
                          ____________________________
Board of Directors
The Financial Group Connection, Inc.
(A Development Stage Company)

     I have audited the accompanying balance sheets of The Financial Group Connection, Inc., as of November 30, 1997, December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the period July 24, 1987, (Inception) to November 30, 1997, the period January 1, 1997, to November 30, 1997, and the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has an accumulated deficit and a negative net worth at November 30, 1997. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of The Financial Group Connection, Inc., as of November 30, 1997, December 31, 1996 and 1995, and the results of its operations and its cash flows for the period July 24, 1987, (Inception) to November 30, 1997, the period January 1, 1997, to November 30, 1997, and the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.


/S/ Darrell T. Schvaneveldt
Salt Lake City, Utah
December 16, 1997

                      The Financial Group Connection, Inc.
                          (A Development Stage Company)
                                 Balance Sheets
                  November 30, 1997, December 31, 1996 and 1995

                                               1997          1996          1995
                                        ------------  ------------  ------------
      Assets

Current Assets                          $       -0-   $       -0-   $       -0-
                                        ------------  ------------  ------------
      Total Assets                      $       -0-   $       -0-   $       -0-
                                        ============  ============  ============
      Liabilities & Stockholders' Equity

Current Liabilities
-------------------
  Accounts Payable                     $        -0-  $        300  $        200

Stockholders' Equity
--------------------
  Common Stock Authorized 25,000,000
   Shares,$0.001 Par Value:
      1,000,000 Shares Issued &
      Outstanding                             1,000         1,000         1,000
  Paid In Capital                               960           200           200
  Accumulated Deficit                        (1,960)       (1,500)       (1,400)
                                        ------------  ------------  ------------
      Stockholders' Equity                      -0-          (300)         (200)
                                        ------------  ------------  ------------
      Total Liabilities &
      Stockholders' Equity              $       -0-   $       -0-   $       -0-
                                        ============  ============  ============


    The accompanying notes are an integral part of these financial statements

                      The Financial Group Connection, Inc.
                            Statements of Operations
                          (A Development Stage Company)
    Accumulated for the Period July 24, 1987 (Inception) to November 30, 1997
                & the Period January 1, 1997 to November 30, 1997
                  & the Years Ended December 31, 1996 and 1995

                              Accumulated          1997          1996         1995
                              ------------  ------------  ------------ ------------
Revenues                      $       -0-   $       -0-   $       -0-  $       -0-
--------

Expenses
--------
  Filing Fees                       1,650           150           100          100
  Office Expenses                      90            90           -0-          -0-
  Professional Fees                   220           220           -0-          -0-
                              ------------  ------------  ------------ ------------

      Total Expenses                1,960           460           100          100
                              ------------  ------------  ------------ ------------
      Net Loss                $    (1,960)  $      (460)  $      (100) $      (100)
                              ============  ============  ============ ============

      Loss Per Share                        $      (.00)  $      (.00) $      (.00)

      Weighted Average
      Shares Outstanding                      1,000,000     1,000,000    1,000,000


    The accompanying notes are an integral part of these financial statements

                      The Financial Group Connection, Inc.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
          For the Period July 24, 1987 (Inception) to November 30, 1997

                                                    Common Stock          Paid In    Accumulated
                                    Shares       Amount     Capital       Deficit
                            ------------------------------------------------------
Balance, July 24, 1987                 -0-   $      -0-  $      -0-   $       -0-

Shares Issued for Cash
Retroactively Restated             550,000          550

Net Loss for Period Ended
December 31, 1987                                                            (550)
                             ----------------------------------------------------

Balance, December 31, 1987         550,000          550                      (550)

Net Loss for Period Ended
December 31, 1988                                                             (85)
                              ----------------------------------------------------

Balance, December 31, 1988         550,000          550                      (635)

Net Loss for Period Ended
December 31, 1989                                                             (85)
                              ----------------------------------------------------
Balance, December 31, 1989         550,000          550                      (720)

Net Loss for Period Ended
December 31, 1990                                                             (85)
                              ----------------------------------------------------
Balance, December 31, 1990         550,000          550                      (805)

Net Loss for Period Ended
December 31, 1991                                                             (85)
                              ----------------------------------------------------
Balance, December 31, 1991         550,000          550                      (890)

Net Loss for Period Ended
December 31, 1992                                                             (85)
                              ----------------------------------------------------
Balance, December 31, 1992         550,000          550                      (975)

Shares Issued for Cash
Retroactively Restated             450,000          450         200

Net Loss for Period Ended
December 31, 1993                                                            (225)
                              ----------------------------------------------------

Balance, December 31, 1993       1,000,000        1,000         200        (1,200)

Net Loss for Period Ended
December 31, 1994                                                            (100)
                              ----------------------------------------------------
Balance, December 31, 1994       1,000,000        1,000         200        (1,300)

      The accompanying notes are an integral part of these financial statements

                         The Financial Group Connection, Inc.
                            (A Development Stage Company)
                    Statement of Stockholders' Equity -Continued-
            For the Period July 24, 1987 (Inception) to November 30, 1997

                                                    Common Stock          Paid In    Accumulated
                                    Shares       Amount     Capital       Deficit
                              ----------------------------------------------------
Net Loss for the Period Ended
December 31, 1995                                                            (100)
                              ----------------------------------------------------
Balance, December 31, 1995       1,000,000        1,000         200        (1,400)

Net Loss for the Year Ended
December 31, 1996                                                            (100)
                              ----------------------------------------------------
Balance, December 31, 1996       1,000,000        1,000         200        (1,500)

Contributed Capital                                             760

Net Loss for the Period Ended
November 30, 1997                                                            (460)
                              ----------------------------------------------------
Balance, November 30, 1997       1,000,000   $    1,000  $      960   $    (1,960)
                              ====================================================


    The accompanying notes are an integral part of these financial statements

                      The Financial Group Connection, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
    Accumulated for the Period July 24, 1987 (Inception) to November 30, 1997
                & the Period January 1, 1997 to November 30, 1997
                  & the Years Ended December 31, 1996 and 1995

                             Accumulated          1997         1996          1995
                             ------------  ------------ ------------  ------------
Cash Flows from Operating
Activities
-------------------------
 Net Loss                    $    (1,960)  $      (460) $      (100)  $      (100)
 Changes in Operating Assets
  & Liabilities
  Increase (Decrease) in
   Accounts Payable                  -0-          (300)         100           100
                             ------------  ------------ ------------  ------------
     Net Cash Used by
     Operating Activities         (1,960)         (760)         -0-           -0-

Cash Flows from Investing
Activities                           -0-           -0-          -0-           -0-
-------------------------    ------------  ------------ ------------  ------------

Cash Flows from Financing
Activities
-------------------------
 Sale of Common Stock              1,200           -0-          -0-           -0-
 Contributed Capital                 760           760          -0-           -0-
                             ------------  ------------ ------------  ------------
     Net Cash Provided by
     Financing Activities          1,960           760          -0-           -0-
                             ------------  ------------ ------------  ------------
     Increase (Decrease)
      In Cash                        -0-           -0-          -0-           -0-
                             ------------  ------------ ------------  ------------
     Cash at Beginning
      of Period                      -0-           -0-          -0-           -0-
                             ------------  ------------ ------------  ------------
     Cash at End of Period   $       -0-   $       -0-  $       -0-   $       -0-
                             ============  ============ ============  ============
Disclosures from Operating
Activities
--------------------------

 Interest                    $       -0-   $       -0-  $       -0-   $       -0-
 Taxes                               -0-           -0-          -0-           -0-


    The accompanying notes are an integral part of these financial statements

                      The Financial Group Connection, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #1 - Corporate History
---------------------------

The Company was organized on July 24, 1987, under the laws of the state of
Nevada, using the name The Financial Connection, Inc.   On October 22, 1997, the
Company requested reinstatement but the name "The Financial Connection, Inc." was not available. A Certificate amending its Articles of Incorporation was filed changing the name to The Financial Group Connection, Inc. The voting common stock authorized was changed to 25,000,000 with a $0.001 per share par value.

The purposes for which the Corporation was organized are to manufacture purchase, or otherwise acquire, own, mortgage, pledge, sell assign and transfer or otherwise dispose of, to invent, trade, deal in and deal with, goods, wares and merchandise and real and personal property of every class and description, and all other acts authorized by law.

The Company has not engaged in any activities to produce significant revenues and remains a development stage company.

NOTE #2 - Significant Accounting Policies
-----------------------------------------

A.   The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E.   Inventories:   Inventories are stated at the lower of cost, determined by the FIFO method or market.
F.   Depreciation:   The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of
     the related assets or the estimated lives of the assets.   Depreciation is
     computed on the straight line method for reporting purposes and for tax purposes.
G.   Estimates:   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      The Financial Group Connection, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE #3 - Taxes
---------------

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expenses. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefits that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

                                  Year of Loss         Amount   Expiration Date
                                  -------------  -------------  ----------------
                                          1987    $       550              2002
                                          1988             85              2003
                                          1989             85              2004
                                          1990             85              2005
                                          1991             85              2006
                                          1992             85              2007
                                          1993            225              2008
                                          1994            100              2009
                                          1995            100              2010
                                          1996            100              2011
                                          1997            460              2012

                                                    1997       1996        1995
                                                ---------  ---------   ---------
Current Tax Asset Value of Net Operating
Loss Carryforwards at Current Prevailing
Federal Tax Rate                                $    294   $    225    $    210
Evaluation Allowance                                (294)      (225)       (210)
Net Tax Asset                                   $    -0-   $    -0-    $    -0-
                                                =========  =========   =========
Current Income Tax Expense                           -0-        -0-         -0-
Deferred Income Tax Benefit                          -0-        -0-         -0-


NOTE #4 - Going Concern
-----------------------

The Company currently has no operating capital and no operations that provide cash flows. It is dependent upon capital contributions and loans from its Officers for funds to meet its on going expenses. The Company seeks a merger or business acquisition that will provide operating capital.

                                    PART III



Item 1.  Exhibit Index

                                                                Sequential
                                                                ___________
No.                                                               Page No.
____________________________________________________________________________

          (3)  Articles of Incorporation and Bylaws

3.1       Articles of Incorporation                                    36.

3.2       Bylaws                                                       38.

          (4)  Instruments Defining the Rights of Holders

          (23) Consents - Experts

23.1      Consent of Schvaneveldt and Company                          54.

          (27) Financial Data Schedule

27.1      Financial Data Schedule                                      55.

                                       34.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       THE FINANCIAL GROUP CONNECTION, INC.


                                        __________________________
                                        (Registrant)
                                        Date: February 27, 1998


                                        By: /s/Edward S. Babick
                                        ___________________________
                                         Edward W. Babic
                                         President




                                       35.